Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

The following newsletter was distributed to employees of CBOE Holdings and Bats on January 18, 2017:

Stockholder Meeting Results, Getting to Know CBOE's Chicago Office, Industry Trends, Integration Q&A and more

CBOE HOLDINGS
Bats

reimagining the future

an employee integration update

Results of the Stockholder Meetings and Other Updates

Special Stockholder Meetings

CBOE Holdings, Inc. (CBOE) and Bats Global Markets, Inc. (Bats) each held separate special meetings of stockholders yesterday. CBOE stockholders voted in favor of a proposal to approve the issuance of shares of CBOE Holdings common stock and Bats stockholders approved the proposal to adopt the merger agreement. Approval of both of these proposals were conditions to the completion of the deal, which remains subject to the receipt of certain regulatory approvals and the satisfaction or waiver of customary closing conditions. CBOE expects the transaction to close by the end of the first quarter of 2017.

Board of Directors Update

On December 22, CBOE's Board of Directors unanimously elected Ed Tilly to serve as CEO and Chairman of the Board upon the closing of the transaction. Current Chairman Bill Brodsky and board members Susan M. Phillips and R. Eden Martin have indicated they intend to step down from the Board upon the closing of the deal. The three departing CBOE directors will be replaced with three individuals who are serving on the Bats Board of Directors immediately prior to the closing of the transaction, and the CBOE Board has indicated that it intends to appoint Joe Ratterman, the current Chairman of the Bats Board, to be one of those replacements.

Upcoming Earnings Calls

CBOE will announce its financial results for the fourth quarter of 2016 after the market closes on Monday, February 6. Bats will hold its fourth quarter earnings call at 8:00 a.m. ET on Thursday, February 9.

Q&A With John Deters on Industry Trends



John Deters, Chief Strategy Officer and Head of Corporate Initiatives at CBOE, provides his view on industry trends and how the combined company expects to position itself to capitalize on these trends in the future.

Q: What are some of the key industry trends you see going forward?

A: We believe sophisticated strategies will be packaged into simple and cost-effective listed products, particularly exchange-traded products. We believe those listed products will largely be index-based, which will drive demand for indexing services. I think we'll also see trading strategies become increasingly global-macro themed, requiring platforms that span multiple geographies and asset classes.

Q: How will CBOE and Bats look to leverage their complementary strengths?

A: We envision bringing together CBOE's indexing capabilities and Bats' product issuer relationships to generate new index services opportunities. In this way, we believe we will better serve product issuers while positioning ourselves in the flow of new trading and investing ideas.

We also plan to join CBOE's deep derivatives expertise and Bats' extensive European and FX footprint to create unique European and FX derivatives products. Not only could these channels boost proprietary trading volume, but this trading volume could also generate new market data sets that may be commercialized and turned into other proprietary indexes and products.

These are just a couple of the ways that we believe the complementary strengths of our companies can bring new products and services to the marketplace. Through the combination of CBOE and Bats, we will have the opportunity to create a company with the product expertise, index capabilities and global reach to take advantage of the key industry trends I described before.

Q: So, what could this look like in practice?

A: We envision creating an investment ecosystem to capture the value chain from product design to product listing, product trading and market data. For instance, CBOE has developed strategy benchmarks for asset managers to create ETFs and ETNs, but prior to the acquisition of Bats, we have no opportunity to capture the economics from the listing and trading of those ETFs and ETNs.

Going forward, we believe the combined company can influence every stage of the investment life cycle from concept to final product, as well as provide a listing and trading venue. This would allow us to generate revenue from exchange traded product listings, trading volume and market data, along with revenue from index licensing and trading in our proprietary products.

Q: A final thought on the future of our new company?

A: We believe we are positioning CBOE as the go-to partner to execute on innovative, cutting-edge trading and investing ideas. As the histories of CBOE and Bats both demonstrate, our teams understand how to turn market insight into revolutionary benchmarks and tradable products. The future growth of the combined company will lie, in part, in the creation of these tradable products, backed by great technology and the expertise of our combined team.

Getting to Know CBOE's Chicago Office

Where is the office?

At the southern part of "the Loop," as Chicago's business district is affectionately known. The CBOE building is flanked on one side by the iconic Chicago Board of Trade building and on the other by the Chicago Stock Exchange. Other buildings around CBOE are home to many trading firms.


CBOE

What's the CBOE office like?

CBOE's seven-story building is a reflection of our history. Originally designed with an eye toward expansion, it was built to house two trading floors, a main trading floor on the third floor, which is in operation today, and a second trading floor on the sixth floor, which never was in operation and now houses offices and cubicles (with very high ceilings). With fewer traders in the pits today, the trading floor has been undergoing a renovation – a handful of pits have been relocated, redesigned and rebuilt, while other unused areas have been converted into new work space for staff.

Elsewhere in the building, there's Chairman Bill Brodsky's museum-worthy exchange art collection on the seventh floor, a broadcast studio on the fifth floor, CBOE's collage wall of historical photos and our in-house café on the fourth floor, and a medical office and the Op Center on the second floor. When the weather is nice, the plaza next to our building is a great place to eat lunch or enjoy the summer breeze.



What is that famous sculpture in your lobby?

The sculpture in CBOE's lobby is "Clouds Over Lake Michigan" by Ruth Duckworth, a modernist sculptor known for her large-scale clay and bronze sculptures and murals. It overlays a city-like grid pattern with natural watershed shapes and is her most acclaimed piece. In the summer months, it is not uncommon to see groups from Chicago architecture walking tours in the CBOE lobby viewing the sculpture.



Best pizza joint?
If you're going deep dish, Giordano's is just around the corner but locals also are big fans of Pizano's – Ed Tilly suggested it to a group of Bats employees visiting in October and they weren't disappointed! Of course, there are also a number of pizza-by-the-slice spots in the surrounding area, but true Chicagoans stick with thick crust.

Where's the best coffee?


On the fourth floor! Last year, CBOE renovated its lounge to include its own café. True Brew offers free hot and iced coffee and tea, as well as specialty drinks, foods and pastries. We've become quite attached.

Where does the team wind down?
Ceres, located in the CBOT building, has been a longtime favorite of Chicago traders. The restaurant is named after the Goddess of Grain, whose statue towers above LaSalle Street from the top of the CBOT building. Around the corner is Cactus, another trader bar. It doesn't have a statue, but it does have its famous "*Don't drink and trade*" t-shirts.

How do you give back to the community?
We like to turn our employee events, like hot dogs to celebrate the Cubs World Series win, pre-Thanksgiving hot lunch, and wintertime hot cocoa and cookies into opportunities for charitable giving. Our employees also feed the homeless, volunteer at an animal shelter, build houses for the needy, sponsor corporate races and tutor local schoolchildren every Monday afternoon during the school year.


CBOE
Chicago Cubs 2016 World Series Tickets

Cubs or White Sox?
Nothing divides Chicagoans more than baseball. Northsiders typically root for the Cubs while Southsiders root for the Sox, but we'll give it to the Cubs this year for breaking that 108-year losing streak. Fly that W flag! (Why W? Ask a Chicago native).

I'm visiting the Chicago office. What should I do?
Bring a coat! Remember, it's cooler by the lake.


OPTIONS
INSTITUTE

Video: SPX Options

In this video, Russell Rhoads, director of education for the CBOE Options Institute, provides an overview of options on the S&P 500 Index.

To view the video, click here.

You May Not Know, But...

Bats has been the No. 1 global equity market operator for the trading of exchange-traded funds (ETFs) since early 2014. The company currently has 146 ETF listings from 25 issuers worldwide and this effort is led by Bryan Harkins, Head of U.S. markets, and Laura Morrison, Global Head of Exchange-Traded Products. Bats has been focused on growing this asset class by providing exchange-traded listings and working closely with issuers and trading firms to build an ETF business that is more market friendly.

Bats acquired the news and analysis website ETF.com and its editorial properties in 2016, providing ETF issuers, market-makers and institutional and retail investors with the leading resource for ETF information. ETF.com is editorially independent of the Bats business and is led by CEO Dave Nadig, an ETF pioneer and one of the industry's most respected commentators, hired in November 2016.

Bats also works with the industry to improve the listing and trading of ETFs, whether by pushing for more than two years to gain SEC approval to help bring innovative active products to the market more quickly or leading collaboration with other exchanges to strengthen market resiliency. And, with the trading of ETF options growing at a considerable clip, there remain great opportunities in the ETF space ahead.

Integration Q&A

Once the acquisition is complete, will the new organization have a new name? Will we still refer to ourselves as CBOE and Bats?

At closing, our combined company will be known as CBOE Holdings, while each of the respective exchanges will keep their current names. We are developing initial, interim brand plans to be communicated shortly and implemented immediately following the transaction close to provide clarity and consistency.

After close, we are planning to develop a longer term brand strategy platform that will build on the "best blend" equity of CBOE and Bats to signal and reinforce our combined vision, strategy, culture and values. This could result in a new organization name and visual identity to be rolled out in the future. We plan to garner employees' input and share progress over the coming months.

I hear that CBOE and Bats are both mostly "business casual" environments. Will any office dress code guidelines change?

No changes are planned for the dress codes in any of the offices.

What are the procedures for checking into the Bats and CBOE offices?

Each office has a number of procedures in place to ensure everyone is safe and accounted for should an emergency arise. At each office, visitors are required to present a valid ID, check in at a security desk and wear a visitor badge.

Chicago

After you check in, security will notify your CBOE contact so they may escort you into the building. If you plan to travel to the CBOE Chicago office on a regular basis and would like to request a permanent consulting badge, your CBOE contact will escort you to the Badges and Jackets office and complete the necessary paperwork.

New York and Lenexa

All visitors to the New York and Lenexa offices must be registered by a Bats employee ahead of time in the visitor registration system. After you check in, an email notification from the visitor registration system will be sent to the Bats employee who is authorizing the visit so they may escort you into the building. If you are planning a visit and are unsure of exactly who you are meeting with, please contact security@bats.com and provide your name and the dates of the visit. If you plan to travel to the Lenexa office on a regular basis and would like to request a permanent badge assignment, please send the request to security@bats.com.

We invite you to submit your integration questions, news and feedback to us at integration@cboe.com.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions with respect to the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats Global Markets, Inc., which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The actual timing of the completion of such transactions could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause the actual timing to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings' website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE Holdings' Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/ under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.